SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CORPORATE EVENTS CALENDAR – 2010
(Updated June 14 , 2010)

Company Name	GOL LINHAS AÉREAS INTELIGENTES S.A.
Central Office Address	Praça Comandante Lineu Gomes, s/n, portaria 3, Aeroporto, CEP 04626-900 – São Paulo - SP
Internet Site	www.voegol.com.br/ir
Director of Investor Relations	Name: Leonardo Porciúncula Gomes Pereira
E-mail: ri@golnaweb.com.br
Telephone: (55 11) 2128-4700
Fax: (55 11) 5098-7888
Responsible for Investor Relations Area	Name: Rodrigo de Macedo Alves
E-mail: ri@golnaweb.com.br
Telephone: (55 11) 2128-4946 / 4700
Fax: (55 11) 5098-7888
Publications (and locality) in which its corporate documents are published	Valor Econômico (São Paulo) Diário Oficial do Estado de São Paulo
The Company is bound to submit all matters of arbitration to the Market Arbitration Chamber, pursuant to the Arbitration Clause in the Company’s Bylaws.

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2009
EVENT	DATE
Accessible to Stockholders	03/12/2010
Publication	03/12/2010
Submission to BOVESPA	03/12/2010

Standardized Financial Statement (DFP), as of 12/31/2009
EVENT	DATE
Submission to BOVESPA	03/11/2010

Annual Financial Statement and Consolidated Financial Statement, when applicable, in accordance with international standards, as of 12/31/2009
EVENT	DATE
Submission to BOVESPA	03/12/2010

Cash Payments from net income from the fiscal year ended on 12/31/2009
Event	Event Date	Amount (R$)	Amount per share Common and Preferred	Payment Date
ON
To define	n/a	n/a	n/a	n/a

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Reference Form, for the current fiscal year ending 12/31/2010
EVENT	DATE
Submission to BOVESPA	06/30/2010

Quarterly Financial Statements – ITR

EVENT	DATE
Submission to BOVESPA
Referring to 1st quarter 2010	05/06/2010
Referring to 2nd quarter 2010	08/03/2010
Referring to 3rd quarter 2010	11/09/2010

Quarterly Financial Statements in English or in accordance with international standards

EVENT	DATE
Submission to BOVESPA
Referring to 1st quarter 2010	05/06/2010
Referring to 2nd quarter 2010	08/03/2010
Referring to 3rd quarter 2010	11/09/2010

Ordinary Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	04/14/2010 04/16/2010 04/17/2010
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	04/14/2010
Ordinary Shareholders´ Meeting	04/30/2010
Filing of the main resolutions of the Board of Directors Meeting to BM&F BOVESPA	04/30/2010
Submission of the Minutes of the Ordinary Shareholders´ Meeting to BOVESPA	04/30/2010

Extraordinary Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	n/a
Extraordinary Shareholders´ Meeting	n/a

Public Meetings with Analysts

EVENT	DATE
GOL DAY (NY) - Public Meeting with Analysts and Investors - NYSE (11 Wall Street New York, NY 10005)	07/14/2010
GOL DAY (SP) - Public Meeting with Analysts and Investors – GOL’s Headquarter (Praça Comandante Lineu Gomes, S/N)	08/11/2010
Public Meeting with GOL´s Analysts and Investors - GOL’s Headquarter (Praça Comandante Lineu Gomes, S/N)	09/23/2010

2

Conference Call (to discuss quarterly results in IFRS)

EVENT	DATE
4Q09 and 2009 Results	03/12/2010
1Q10 Results	05/06/2010
2Q10 Results	08/04/2010
3Q10 Results	11/10/2010

Board of Directors Meeting
EVENT	DATE
Board of Directors Meeting - Homologation of Capital Increase	02/02/2010
Filing of the main resolutions of the Board of Directors Meeting to BOVESPA	02/02/2010
Submission of the Minutes of Board of Directors Meeting to BOVESPA	02/02/2010
EVENT	DATE
Board of Directors Meeting - Disclosure of 4Q09 Financial Results	03/11/2010
Filing of the main resolutions of the Board of Directors Meeting to BOVESPA	03/11/2010
Submission of the Minutes of Board of Directors Meeting to BOVESPA	03/11/2010
EVENT	DATE
Board of Directors Meeting - Disclosure of 1Q10 Financial Results	05/05/2010
Filing of the main resolutions of the Board of Directors Meeting to BOVESPA	05/05/2010
Submission of the Minutes of Board of Directors Meeting to BOVESPA	05/05/2010
EVENT	DATE
Board of Directors Meeting- Disclosure of 2Q10 Financial Results	08/03/2010
Filing of the main resolutions of the Board of Directors Meeting to BOVESPA	08/03/2010
Submission of the Minutes of Board of Directors Meeting to BOVESPA	08/03/2010
EVENT	DATE
Board of Directors Meeting - Disclosure of 3Q10 Financial Results	11/09/2010
Filing of the main resolutions of the Board of Directors Meeting to BOVESPA	11/09/2010
Submission of the Minutes of Board of Directors Meeting to BOVESPA	11/09/2010
EVENT	DATE
Board of Directors Meeting - Approval of 2011 Budget	12/20/2010
Filing of the main resolutions of the Board of Directors Meeting to BOVESPA	12/20/2010
Submission of the Minutes of Board of Directors Meeting to BOVESPA	12/20/2010

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:June 14, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.